SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                               (Amendment No. 2)


                         VOCALTEC COMMUNICATIONS LTD.
                         ----------------------------
                               (Name of Issuer)


                 Ordinary Shares, par value NIS 0.01 per share
                 ---------------------------------------------
                        (Title of Class of Securities)


                                   928568102
                                 ------------
                                (CUSIP Number)


                               December 31, 2003
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|    Rule 13d-1(b)

|_|    Rule 13d-1(c)

|X|    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                 ---------------------------
CUSIP No. 928568102                     13G             Page 2 of 8 Pages
----------------------------------                 ---------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            La Cresta International Trading Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b)  X
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
            Panama
-------------------------------------------------------------------------------
     NUMBER OF                  5    SOLE VOTING POWER
      SHARES                         914,050
   BENEFICIALLY                ------------------------------------------------
     OWNED BY                   6    SHARED VOTING POWER
      EACH                           -0-
   REPORTING                   ------------------------------------------------
     PERSON                     7    SOLE DISPOSITIVE POWER
      WITH                           914,050
                               ------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                     - 0 -
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            914,050
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        |_|
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            6.1%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
            CO
-------------------------------------------------------------------------------

----------------------------------                    -------------------------
CUSIP No.  928568102                      13G               Page 3 of 8 Pages
----------------------------------                    -------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Ami Tal
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                  (b) |X|
-------------------------------------------------------------------------------

3        SEC USE ONLY
-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
-------------------------------------------------------------------------------
       NUMBER OF           5    SOLE VOTING POWER
         SHARES                 134,040
      BENEFICIALLY         ----------------------------------------------------
        OWNED BY           6    SHARED VOTING POWER
          EACH                  914,050
       REPORTING           ----------------------------------------------------
        PERSON             7    SOLE DISPOSITIVE POWER
         WITH                   134,040
                           ----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER
                                914,050
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,048,090
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           |_|
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            7.1%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
            IN
-------------------------------------------------------------------------------

---------------------------------                     -------------------------
CUSIP No. 928568102                        13G            Page 4 of 8 Pages
---------------------------------                     -------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Elon Ganor
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
-------------------------------------------------------------------------------
       NUMBER OF           5    SOLE VOTING POWER
         SHARES                 337,600
      BENEFICIALLY         ----------------------------------------------------
       OWNED BY            6    SHARED VOTING POWER
         EACH                   914,050
      REPORTING            ----------------------------------------------------
       PERSON              7    SOLE DISPOSITIVE POWER
        WITH                    337,600
                           ----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER
                                914,050
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,251,650
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        |_|

-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            8.4%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
            IN
-------------------------------------------------------------------------------

Item 1(a).    Name of Issuer:

     VocalTec Communications Ltd. (the "Company")


Item 1(b).    Address of Issuer's Principal Executive Offices:

     2 Maskit Street, Herzliya 46733, Israel.


Item 2(a).    Name of Person Filing:

     This Schedule is filed by (a) La Cresta International Trading Inc. ("La Cresta"), (b) Elon Ganor ("Ganor") and (c) Ami Tal ("Tal"). Such parties are referred to herein as the "Reporting Parties." Any disclosures made herein with respect to persons other than the Reporting Parties are made upon information and belief.

     La Cresta is a corporation incorporated in Panama. 50% of the share capital of La Cresta is owned by Ganor and 50% of the share capital of La Cresta is owned by Tal. As a result of these relationships, each of Ganor and Tal may be deemed to be the beneficial owners of the Ordinary Shares held by La Cresta. Each of Ganor and Tal disclaims beneficial ownership of the Ordinary Shares of the Company referred to in this filing.

     Ganor is the Chairman and Chief Executive Officer of the Company and Tal is the Executive Vice President Global Sales of the Company. Ganor and Tal are brothers-in-law.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

     The principal business addresses of the Reporting Parties are as follows:

     La Cresta, c/o L.C.I.T. S.A., Dufourstrasse 131, P.O.B. 219 Zurich 8034 Switzerland.

     Ganor: c/o VocalTec Communications Ltd., 2 Maskit Street, Herzliya 46733, Israel.

     Tal: c/o VocalTec Communications Ltd., 2 Maskit Street, Herzliya 46733, Israel.

Item 2(c).    Citizenship:

     La Cresta is a Panamanian corporation. Ganor and Tal are Israeli citizens.

Item 2(d).    Title of Class of Securities:

     Ordinary Shares, par value NIS 0.01 per share.

Item 2(e).    CUSIP Number:

     928568102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     Not Applicable.


Item 4.       Ownership.

     (a) Amount beneficially owned:

         (i)   By La Cresta: 914,050
         (ii)  By Ganor: 1,251,650
         (iii) By Tal: 1,048,090

     (b) Percent of class:

         (i)   La Cresta: 6.1%
         (ii)  Ganor: 8.4%
         (iii) Tal: 7.1%

     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:

               A. La Cresta: 914,050
               B. Ganor: 337,600
               C. Tal: 134,040

         (ii)  Shared power to vote or to direct the vote:

               A. La Cresta: - 0 -
               B. Ganor: 914,050
               C. Tal: 914,050

         (iii) Sole power to dispose or to direct the disposition of:

               A. La Cresta: 914,050
               B. Ganor: 337,600
               C. Tal: 134,040

         (iv)  Shared power to dispose or to direct the disposition of:

               A. La Cresta: - 0 -
               B. Ganor: 914,050
               C. Tal: 914,050

Item 5.       Ownership of Five Percent or Less of a Class.

     Not Applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable.

Item 8.       Identification and Classification of Members of the Group

     Not Applicable.

Item 9.       Notice of Dissolution of Group.

     Not Applicable.

Item 10.      Certifications.

     Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned parties certifies that the information set forth in this statement is true, complete and correct.

Date:  March 17, 2004

                                           LA CRESTA INTERNATIONAL TRADING INC.


                                           By: /s/ Ami Tal
                                               ------------------------------
                                           Name:  Ami Tal
                                           Title: President


                                           ELON GANOR


                                           /s/ Elon Ganor
                                           ---------------------------------


                                           AMI TAL


                                           /s/ Ami Tal
                                           ---------------------------------